Exhibit 80.1B

Mezey Howarth Racing Stables Horse Three Across Workout Result

SAN CLEMENTE, CA – (MARKETWIRE) - March 19, 2008 -- Mezey Howarth Racing Stables (OTCBB: MZYH) today announced today that its thoroughbred Three Across completed a workout at Golden Gate Fields in Berkeley, California on early Sunday morning.

Three Across, a three-Year old Gelding, took to the track Sunday morning for a four-furlong workout.  Similar workouts will be part of the equine’s regular preparation in gearing up for his first race anticipated this summer.

Three Across was sired by Our Emblem.  Our Emblem has sired multiple stakes winners, including Kentucky Derby, Preakness Stakes and Haskell Invitational Handicap winner, War Emblem. Our Emblem stands as the latest stallion to foster the legacy of Phipps-bred sires.  Our Emblem’s pedigree is impeccable. He is the son of Sire of Sires Mr. Prospector, sire of 177 Stakes Winners, 15 Champions, 44 Grade 1 Winners and 106 Graded Stakes Winners. Mr. Prospector’s sons include Fappiano, Seeking the Gold, Gone West, Forty Niner, Woodman and Gulch. His progeny earnings on the racetrack are currently approaching an astounding $100 Million.  Our Emblem recently sold for $10 million.

 “Three Across is progressing well and we look forward to his first race,” said Paul Howarth, President of Mezey Howarth Racing Stables.

The horse worked the four furlongs in 50.2 seconds at Golden Gate Fields over a track labeled “fast.”

Historic Golden Gate Field commenced its inaugural meet on February 1, 1941 and is noted for hosting the 1950 Golden Gate Handicap, famous as the final race between Noor and Citation, considered by many to be the most remarkable rivalry in horse racing history.

Contact:

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Ronald Garner
760-692-1167

About Mezey Howarth Racing Stables

Mezey Howarth Racing Stables, Inc. (OTCBB: MZYH) is a thoroughbred racing company that extends the benefit of ownership to all shareholders.  Mezey Howarth Racing Stables acquires and maintains a stable of race horses adequate to compete in the upper echelons of the thoroughbred horse racing industry. The Company acquires, owns, manages, trains, and races thoroughbred racing prospects. Mezey Howarth Racing Stables works with only the finest trainers, jockeys, veterinarians, blacksmiths, and other service providers, to ensure that our horses are afforded every opportunity to excel. Mezey Howarth Racing Stables relies on the highest standards of ethics and does not cut corners, and believes that luck in this industry comes only through preparation, hard work, patience, and the professional management of our horses.  For more information, please visit www.mezeyhowarth.com

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995:

This press release contains, and Mezey Howarth Racing Stables may from time to time make, written or oral "forward-looking statements" within the meaning of the U.S. federal securities laws, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and other factors, many of which are outside Mezey Howarth Racing Stable's control that could cause actual results to differ materially from such statements. In particular, statements using words such as "may," "should," "estimate," "expect," "anticipate," "intend," "believe," "predict," "potential," or words of similar import generally involve forward-looking statements.